UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Avistar Communications Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 per share
(Title of Class of Securities)

05379X208
(CUSIP Number of Class of Securities Underlying Options)

Elias MurrayMetzger
Chief Financial Officer,
Chief Administrative Officer and
Corporate Secretary
Avistar Communications Corporation
1875 S. Grant Street
10th Floor,
San Mateo, California 94402
(650) 525-3300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Robert P. Latta
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$3,407,278	$242.94

*Estimated solely for purposes of determining the filing fee.  This amount assumes that options to purchase 9,241,242 shares of the Issuer’s common stock having an aggregate value of $3,407,278.00 based on the Black-Scholes option pricing model as of May 14, 2010 were exchanged or cancelled pursuant to this offer.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.
☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $242.94
Form or Registration No.:  SC TO-I (File No. 005-59535)
Filing party:  Avistar Communications Corporation
Date filed:  May 18, 2010
☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  third party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

Amendment No. 1 to Schedule TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 18, 2010, relating to an offer by Avistar Communications Corporation, a Delaware corporation, to exchange options to purchase up to an aggregate of 9,241,242 shares of its common stock, whether vested or unvested, that were granted to eligible employees with an exercise price of $0.68 per share or higher.

Filed in satisfaction of the reporting requirements of Rule 13e-4(e)(4) promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 is the final amendment to the Schedule TO made to report the results of the offer.  Except as amended or supplemented hereby, all terms of the Schedule TO filed on May 18, 2010 and the exhibits thereto remain unchanged.

Item 4.  Terms of the Transaction.

(a)           Material Terms.

This Amendment No. 1 hereby amends Item 4(a) of the Schedule TO filed on May 18, 2010 by adding the following paragraph:

“The offer expired on June 15, 2010 at 9:00 p.m., Pacific Time.  We have accepted for cancellation options to purchase an aggregate of 6,754,823 shares of our common stock, which were cancelled as of June 15, 2010, and, in exchange, have granted new options to purchase an aggregate of 4,438,108 shares of our common stock.  The exercise price per share of the new options granted in the offer is $0.55, the closing price of our common stock as reported on the over-the-counter market on June 15, 2010.”

Item 12.  Exhibits.

The Exhibit Index attached to this Amendment No. 1 to Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

/s/ Elias MurrayMetzger
Elias MurrayMetzger
Chief Financial Officer, Chief Administrative Officer and Corporate Secretary
Date: June 18, 2010

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated May 18, 2010
(a)(1)(B)*	Cover letter to all Eligible Employees Holding Eligible Options from Robert F. Kirk dated May 18, 2010
(a)(1)(C)*	Election Form
(a)(1)(D)*	Withdrawal Form
(a)(1)(E)*	Confirmation of Receipt of Election Form
(a)(1)(F)*	Form of Reminder E-mail
(a)(1)(G)*	Summary of Eligible Outstanding Stock Options
(a)(1)(H)*	Form of Option Agreement
(b)	Not applicable
(d)(1)
2000 Stock Option Plan, as amended (this exhibit was previously filed as an exhibit to the Company's registration statements on Form S-1 declared effective by the Commission on August 16, 2000, and is incorporated herein by reference)

(d)(2)
2000 Director Option Plan, as amended (this exhibit was previously filed as an exhibit to the Company's annual report on Form 10-K for the year ended December 31, 2005 originally filed with the Commission on April 28, 2006,  and is incorporated herein by reference)

(d)(3)	2009 Equity Incentive Plan (this exhibit was previously filed as an exhibit to the Company's current report on Form 8-K on December 14, 2009, and is incorporated herein by reference)
(d)(4)	2009 Equity Incentive Plan Form of Option Agreement (see Exhibit (a)(1)(H))
(g)	Not applicable
(h)	Not applicable

* Previously filed on Schedule TO-I on May 18, 2010.